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                                                                      EXHIBIT 99



FOR IMMEDIATE RELEASE


CORPORATE RELEASE
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               STATS IMPLEMENTS ADDITIONAL COST REDUCTION MEASURE

SINGAPORE AND MILPITAS, CALIFORNIA, JULY 13, 2001 - ST Assembly Test Services Ltd ("STATS" - Nasdaq: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider with particular expertise in mixed signal testing, today announced that with effect from August 2001, it would implement mandatory vacation days of four days a month as an additional cost reduction measure. STATS is committed to delivering the highest quality services to its customers and will schedule the mandatory vacation days in a manner such that there would be minimal disruption to its customers. STATS may also take this opportunity to shut the plant for maintenance and related upgrading works. All these are in addition to the other cost reduction measures that STATS has undertaken such as cutting management staff's salary, freezing annual wage adjustment and headcount, delaying capital expenditure and aggressively managing discretionary spending.

Said Tan Bock Seng, Chairman and Chief Executive Officer, "Business conditions, although somewhat stabilized, are still sluggish. Although the current utilization rates have stabilized at about 30% to 35%, we have decided to implement this additional cost reduction measure in view of the continuing sluggish business conditions. We will implement the mandatory vacation days judiciously so that there will be minimal disruption of our services and support to our customers."

STATS plans to announce its financial results for the second quarter ended 30 June 2001 on 25 July 2001, and will update the third quarter outlook then.

A conference call to discuss the second quarter financial results has been scheduled for 8:00 a.m. in Singapore on July 25, 2001. The call may be accessed by calling (719) 457-2692 and referencing confirmation code 714641. The playback will be available approximately three hours after the conclusion of the conference call and is accessible by dialing (719) 457-0820 and referencing confirmation code 714641. The Company will also webcast the conference call live at http://www.stts.com


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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000. Further information is available at www.stts.com

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include : general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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INVESTOR CONTACTS :
Drew Davies                                       Elaine Ang
Director, Investor Relations                      Manager, Investor Relations
Tel : 408-941 3021, Fax : 408-941 3014            Tel : 65-751 1738, Fax : 65-755 1585
email : daviesd@statsus.com                       email : angelaine@stats.st.com.sg
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MEDIA CONTACTS :
Lim Beng See                                      Lisa Lavin
Director, Corporate Communications                Manager, Marcom
Tel : 65-7511111, Fax : 65-7555431                Tel : 208-6726112, Fax : 208-6726132
email : limbs@stats.st.com.sg                     email : lavinl@statsus.com
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